Filed by Sykes Enterprises, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: ICT Group, Inc.
Commission File No.: 333-162729
The following information is first being made available by Sykes Enterprises, Incorporated to employees of ICT Group, Inc. and Sykes Enterprises on November 19, 2009.
Forward-Looking Statements
     This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Sykes and ICT Group, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sykes’s and ICT Group’s managements and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Sykes and ICT Group will not be realized, or will not be realized within the expected time period, due to, among other things, the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of ICT Group shareholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Sykes’s and ICT Group’s ability to accurately predict future market conditions; and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Sykes’ 2008 Annual Report on Form 10-K, ICT Group’s 2008 Annual Report on Form 10-K and each company’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (http://www.sec.gov).

Together. It’s a simple word. But it’s a word that will soon change the landscape in the world of outsourced customer care/Business Process Outsourcing (BPO) as SYKES and ICT Group begin the journey of becoming one company.
The proposed merger between SYKES and ICT Group represents a unique opportunity to create an organization truly unparalleled in our history. We also understand a merger of this magnitude, like any change, creates a lot of questions. While the rules governing a merger of this type necessitate that our two organizations continue operating as independent competitors until the merger is officially completed, we are committed to keeping you informed of the merger’s progress and, as information and details evolve, answering your questions. Until the merger is completed, you should continue doing your job in the same manner as you ordinarily would.
“The Power of Together” is the first in our “Together” series of merger update communications developed by an integrated work team, comprised of SYKES and ICT Group associates. We commit to keep you informed of our merger progress and share information as it unfolds about the transition and consolidation process. This edition of “Together” highlights the similarities between our two organizations. Future editions will focus on merger milestones (for example, where we are with regard to SEC filings and approvals), and the work of our integration teams (SYKES/ICT Group teams working on systems, technology platforms, people programs, etc.).
The Power of Together
SYKES and ICT Group share a rich history of people serving people. Our integrated company will share this platform to lead to a stronger combined company for our clients, the customers we serve, our shareholders, our communities and, of course, our employees. This stronger company will offer employees new and unique opportunities for growth and career development. These opportunities will develop as we work together as a team to successfully leverage our vast years of experience and many best practices, enhance our expertise within our key markets, and further the legacy of our culture of service.

Years of experience and best practices
Between SYKES and ICT Group, our integrated company will have more than 50 years of experience. That is impressive, especially when compared to the experience of our competitors. Our experience brings with it a wealth of knowledge that will allow us to share best practices while working in partnership towards future success. We will continue to refine our Science of Service® and other best practices through continuous improvement in operational excellence in order to maintain (and grow!) our leadership position in customer care. To do this, it will take a belief in teamwork and an environment of collaboration, values essential to our culture of service. Together, as a unified team and with our years of experience and best practices, we will set the standard for excellence in customer care.

Unrivaled expertise in key markets

Despite the size of the new company we intend to create, there is very little client overlap. Even though both organizations focus on many of the same markets, each has built its own unique niche within each market and brings many valuable skills. In short, our sum is greater than our parts. By becoming one team, we broaden our expertise by joining our experience and skills together, becoming a key player in customer care across all of our key markets. Working together, we will become the go-to company for tailored expert solutions in customer care and BPO.

Shared cultures of service

The most compelling value that both SYKES and ICT Group share is a common culture dedicated to service. While the operational side of our combined business is complex, our purpose is simple and shared by both organizations – provide fast, friendly and affordable assistance to our clients’ customers with each and every call. It’s the most important thing we do. Together, we are people serving people.
As we embark on this journey together, exciting opportunities are ahead of us. The business case for our merger is compelling. Together, with our combined years of experience, vast market expertise and culture of service, our combined 51,000 people will become the global standard in customer care and BPO.
Additional Information
In connection with the proposed merger, Sykes has filed with the SEC a Registration Statement on Form S-4 containing a preliminary proxy statement of ICT that also constitutes a prospectus of Sykes. ICT will mail the definitive proxy statement/prospectus to its shareholders. Sykes and ICT urge investors and security holders to read the definitive proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free from Sykes at http://investor.sykes.com/phoenix.zhtml?c=119541&p=irol-sec, or by contacting SYKES’ Investor Relations Department at 1-813-233-7143, or by contacting MBS Value Partners at 1-212-750-5800. You may also obtain these documents, free of charge, from ICT at www.ictgroup.com.
Sykes, ICT and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ICT shareholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ICT shareholders in connection with the proposed merger are set forth in the preliminary proxy statement/prospectus that was filed with the SEC on October 29, 2009. You can find information about Sykes’ executive officers and directors in the proxy statement for Sykes’ 2009 annual meeting of shareholders, filed with the SEC on April 15, 2009. You can find information about ICT’s executive officers and directors in the proxy statement for ICT’s 2009 annual meeting of shareholders, filed with the SEC on April 29, 2009. Free copies of these documents may be obtained from Sykes and ICT as described above.